                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                              STOLT COMEX SEAWAY SA
            ---------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $2.00 par value
            ---------------------------------------------------------
                         (Title of Class of Securities)


                                    L8873E103
            ---------------------------------------------------------
                                 (CUSIP NUMBER)


                          CAMBRIDGE INVESTMENTS LIMITED
                              600 Montgomery Street
                                   27th Floor
                         San Francisco, California 94111
                            Tel. No.: (415) 627-3017
            ---------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               - with copies to -

                           Michael G. Tannenbaum, Esq.
              Newman Tannenbaum Helpern Syracuse & Hirschtritt LLP
                          900 Third Avenue - 13th Floor
                            New York, New York 10022
                                 (212) 508-6700


                                   May 6, 1997
            ---------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4) check the following box [ ]

Check the following box if a fee is being paid with the statement [ ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                                Page 1 of 8 Pages
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-------------------------------------------------------------------------------
CUSIP No. L8873E103                                                    13-D
-------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSONS
           S.S OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Cambridge Investments Limited
------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [ ]
------------------------------------------------------------------------------
    3      SEC USE ONLY
------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           00
------------------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED
           PURSUANT TO ITEM 2(d) OR 2(e)                             [ ]

------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OR ORGANIZATION

           U.S.A.
------------------------------------------------------------------------------
  NUMBER OF    |  7  | SOLE VOTING POWER          981,800 shares of Common Stock
   SHARES      |     |                            (See Item 5)
BENEFICIALLY   |     |
  OWNED BY     |  8  | SHARED VOTING POWER        0
   EACH        |     |
 REPORTING     |  9  | SOLE DISPOSITIVE POWER     981,800 shares of Common Stock
PERSON WITH    |     |                            (See Item 5.)
               |     |
               | 10  | SHARED DISPOSITIVE POWER   0
               |     |
------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          981,800 shares of Common Stock (See Item 5.)
------------------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.8% of Common Stock (See Item 5)
------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IA
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 8 Pages
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                                  SCHEDULE 13D

                  This Schedule 13D is being filed on behalf of Cambridge Investments Limited, a California corporation, registered as an investment advisor in the State of California, regarding shares of Stolt Comex Seaway SA acquired on behalf of certain of its clients.

Item  1.          Security and Issuer

                  Securities acquired:  Common Stock, $2.00 par value

                  Issuer: Stolt Comex Seaway SA
                          c/o Stolt Comex Seaway M.S. Ltd.
                          Bucksburn House
                          Howes Road
                          Bucksburn, Aberdeen AB21 9RQ, Scotland
                          Tel. No. (44) 1224-718200

Item 2.           Identity and Background

                  Cambridge Investments Limited, a California corporation ("Cambridge"), is registered as an investment advisor in the State of California and provides investment management services to private individuals and institutions. Cambridge's contracts with its clients generally provide that Cambridge is responsible for designing and implementing the client's overall investment strategy; for conducting direct portfolio management strategies to the extent Cambridge determines that it is appropriate to utilize its own portfolio management capabilities. Cambridge is located at 600 Montgomery Street, San Francisco, California 94111. Cambridge has not been convicted in a criminal proceeding during the last five (5) years. Cambridge is not, and during the past five (5) years was not, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof, subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  Mr. John R. Tozzi ("Mr. Tozzi") is the sole shareholder, director and principal of Cambridge. His business address is 600 Montgomery Street, San Francisco, California 94111. Mr. Tozzi's principal occupation is investment management and he is a United States citizen. During the past five years, Mr. Tozzi has not been (a) convicted in a criminal proceeding, or (b) a party to any civil proceeding as a result of which he has been subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

                                Page 3 of 8 Pages

Item 3.           Source and Amount of Funds

                  Cambridge, through Cambridge Energy Fund International Ltd. ("CEF"), Cambridge Energy, L.P. ("CELP"), Cambridge Oil & Gas, L.P. ("COG"), Cambridge Oil & Gas International, Ltd. ("COG Int'l"), Palamundo, LDC ("Palamundo"), Tozzi Family Trust #2 ("Trust #2") and Tozzi Family Trust #4 ("Trust #4") (collectively, the "Funds"), has invested approximately $18,033,640.94 in Common Stock of the Issuer as described in Item 5 below. CEF, CELP, COG, COG Int'l, Palamundo, Trust #2 and Trust #4 have invested approximately $7,220,613.42, $7,305,364.68, $3,070,499.09, $217,103.29,
$144,680.41, $45,625.00 and $29,755.05, respectively. The source of these funds was the respective working capital of each of the Funds.


Item 4.           Purpose of the Transaction

                  Cambridge has acquired shares of Common Stock reported in Item 5(c) hereof over the last sixty (60) days, and prior thereto, for portfolio investment purposes only, and does not have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. Cambridge reserves the right to acquire, or dispose of, additional securities of the Issuer or any of its securities in the ordinary course of business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Issuer may from time to time contact large shareholders with a view towards discussing the acquisition of their shares. Other than as described above, Cambridge does not have plans or proposals which would result in any of the following:

                    1) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

                    2) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

                    3) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

                    4) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

                    5) any material change in the present capitalization or dividend policy of the Issuer;

                    6) any other material change in the Issuer's business or corporate structure;

                                Page 4 of 8 Pages

                    7) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                    8) causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

                    9) causing a class of securities of the Issuer to become eligible for termination of registration pursuant to
                         Section 12(g)(4) of the Exchange Act; or

                    10)  any action similar to any of those enumerated above.

Item 5.           Interest in Securities of the Issuer

                  (a) Cambridge is the beneficial owner of 981,800 shares of Common Stock, or 5.8% shares of the shares outstanding. Of the 981,800 shares of Common Stock described above, (i) 390,081 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CEF; (ii) 393,850 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of CELP; (iii) 174,000 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG; (iv) 12,250 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of COG Int'l; (v) 7,619 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Palamundo; (vi) 2,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Trust #2; and (vii) 1,500 are deemed beneficially owned by Cambridge in its capacity as investment advisor for the institutional account of Trust #4.

                  The number of shares beneficially owned by Cambridge, and the percentage of outstanding shares represented thereby, have been computed in accordance with Rule 13d-3 under the Exchange Act. The percentage of ownership of Cambridge on May 6, 1997 is based on an aggregate of 17,011,250 shares of Common Stock outstanding after completion of the Issuer's recent public offering as reported in its Prospectus dated March 6, 1997.

                  (b) Cambridge has the sole power to vote and dispose of the shares of Common Stock held for the institutional accounts of the Funds mentioned above.

                  (c) The transactions in the Issuer's securities by Cambridge over the last sixty (60) days are listed as Annex A attached hereto and made apart hereof.

                  (d) The Funds, respectively, have the right to participate in the receipt of dividends from, or proceeds from the sale of securities held on behalf of such funds.

                                Page 5 of 8 Pages
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                  (e) Not Applicable.


Item 6. Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

                  Not Applicable.


Item 7.           Material to be Filed as Exhibits

                  Not Applicable









                                Page 6 of 8 Pages
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                                     ANNEX A

===============================================================================================================
         DATE                  TRANS              SHARES                  PRICE               ACCOUNT
                               (A/D)                                       ($)
---------------------------------------------------------------------------------------------------------------
        4/9/97                   A                33,000                 19.849                 CEF
---------------------------------------------------------------------------------------------------------------
        4/9/97                   A                38,000                 19.849                CELP
---------------------------------------------------------------------------------------------------------------
        4/9/97                   A                 9,000                 19.849                 COG
---------------------------------------------------------------------------------------------------------------
        4/9/97                   A                   800                 19.849              COG Int'l
---------------------------------------------------------------------------------------------------------------
        4/9/97                   A                   200                 19.849              Palamundo
---------------------------------------------------------------------------------------------------------------
        4/9/97                   D                59,900                 19.875              Trust #1*
---------------------------------------------------------------------------------------------------------------
        4/30/97                  A                10,000                 18.250              Trust #2
---------------------------------------------------------------------------------------------------------------
        5/6/97                   A                73,400                 18.125                 CEF
---------------------------------------------------------------------------------------------------------------
        5/6/97                   A                   500                 18.625                 CEF
---------------------------------------------------------------------------------------------------------------
        5/6/97                   A                84,500                 18.125                CELP
---------------------------------------------------------------------------------------------------------------
        5/6/97                   A                 1,600                 18.125              Palamundo
---------------------------------------------------------------------------------------------------------------
        5/9/97                   A                11,350                 19.500                 CEF
---------------------------------------------------------------------------------------------------------------
        5/9/97                   A                13,400                 19.500                CELP
---------------------------------------------------------------------------------------------------------------
        5/9/97                   A                   250                 19.500              Palamundo
---------------------------------------------------------------------------------------------------------------
        5/12/97                  A                 1,500                 19.792              Trust #4
---------------------------------------------------------------------------------------------------------------
        5/15/97                  A                 3,000                 19.625                 CEF
---------------------------------------------------------------------------------------------------------------
        5/15/97                  A                 3,500                 19.625                CELP
---------------------------------------------------------------------------------------------------------------
        5/15/97                  A                   800                 19.625                 COG
---------------------------------------------------------------------------------------------------------------
        5/15/97                  A                   200                 19.625              Palamundo
---------------------------------------------------------------------------------------------------------------
        5/16/97                  A                 4,000                 19.625                 CEF
---------------------------------------------------------------------------------------------------------------
        5/16/97                  A                 4,400                 19.625                CELP
---------------------------------------------------------------------------------------------------------------
        5/16/97                  A                 1,300                 19.625                 COG
---------------------------------------------------------------------------------------------------------------
        5/16/97                  A                   150                 19.625              COG Int'l
---------------------------------------------------------------------------------------------------------------
        5/16/97                  A                   150                 19.625              Palamundo
===============================================================================================================
        6/4/97                   D                 5,000                 24.875              Trust #2
---------------------------------------------------------------------------------------------------------------
        6/6/97                   D                 2,500                 24.375              Trust #2
===============================================================================================================

*  Tozzi Family Trust # 1

                                Page 7 of 8 Pages
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Signatures

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 11, 1997


                                     CAMBRIDGE INVESTMENTS LIMITED


                                 By: /s/ John R. Tozzi
                                     ---------------------------------
                                     John R. Tozzi,
                                     President










                                Page 8 of 8 Pages